Exhibit 99.77C

2014 Annual Shareholder Meeting

The Fund’s 2014 annual meeting of shareholders (“Annual Meeting”) was held on April 17, 2014, for the following purposes:

1.	To elect two (2) Directors to the Board.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2014.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr. and Phillip J. Hanrahan. Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2014 calendar year.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Robert M. Bilkie, Jr.	1,908,348	20,907
Phillip J. Hanrahan	1,894,024	35,231

Proposal 2 – Selection of Plante & Moran, PLLC
For	Against	Abstain
1,902,268	12,920	14,291

Total shares issued and outstanding on record date: 3,125,124